June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust 2 (the “Trust”)
File Numbers: 333-135105, 811-21910

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
334	8/22/2017	485BPOS	0001628280-17-008820
330	8/3/2017	485BPOS	0001628280-17-008040
329	8/2/2017	485BXT	0001365662-17-000071
327	7/26/2017	485BXT	0001365662-17-000064
326	7/21/2017	485BXT	0001365662-17-000061
322	6/26/2017	485BXT	0001365662-17-000053
319	6/6/2017	485BXT	0001365662-17-000045
309	3/15/2017	485APOS	0001628280-17-002593

The Amendments relate to Guggenheim S&P BSE MidCap Select India ETF and Guggenheim S&P BSE SENSEX India ETF, each a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of these series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust 2

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary